SUPPLEMENT Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-217294

Prospectus Supplement, Dated April 9, 2018

(To Prospectus dated April 20, 2017)

Highpower International, Inc.

Common Stock

Preferred Stock

Warrants

Debt Securities

Units

This prospectus supplement amends the existing base prospectus that forms a part of the Registration Statement on Form S-3 (File No. 333-217294), which became effective April 20, 2017, to update the section entitled “Description of Common Stock” set forth in the existing base prospectus, and the section set forth in this prospectus supplement entitled “Stockholder Rights Plan” supplements and updates the section entitled “Description of Common Stock” set forth in the existing base prospectus.

On September 12, 2017, our Board of Directors authorized and declared a dividend of one right to purchase one-thousandth of a share of a newly authorized series of preferred stock for each outstanding share of common stock of the Company.

Our common stock is listed on the Nasdaq Global Market under the symbol “HPJ.” On April 6, 2018, the last sale price of our common stock as reported on the Nasdaq Global Market was $3.45 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 5 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 9, 2018.

Stockholder Rights Plan

On September 12, 2017, Highpower International, Inc., a Delaware corporation (“Highpower” or the “Company”), adopted a Rights Agreement (the “Rights Agreement”) and the Company’s Board of Directors authorized and declared a dividend distribution of one right (a “Right”) for each outstanding share of the common stock, $0.0001 par value per share (the “Common Stock”). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Series A Junior Participating Preferred Stock, $0.0001 par value per share (the “Preferred Shares”), of the Company at an exercise price of $25.00 per one one-thousandth of a Preferred Share, subject to adjustment (the “Exercise Price”) upon certain triggering events. Each one one-thousandth of a share of Preferred Stock gives the holder similar economic and other terms to that of one share of Common Stock. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the distribution date, the date on which the Rights separate from the shares of Common Stock and become exercisable . The Rights expire at or prior to the earlier of (i) September 12, 2020 or (ii) the redemption or exchange of the Rights. The complete terms of the Rights are set forth in the Rights Agreement.

In connection with the adoption of the Rights Agreement, on September 12, 2017, the Company filed a Certificate of Designation authorizing 500,000 shares of Series A Junior Participating Preferred Stock.

Generally, the Rights Agreement works by imposing a significant penalty upon any person or group (including a group of persons that are acting in concert with each other) that acquires fifteen percent (15%) or more of the outstanding shares of Common Stock without the approval of the Board. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board. The Rights Agreement is not intended to interfere with any merger, tender or exchange offer or other business combination approved by the Board. Nor does the Rights Agreement prevent the Board from considering any offer that it considers to be in the best interest of its stockholders.